

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

December 10, 2009

via U.S. mail and facsimile

Mr. Frank Rossana, President, Director
BigWest Environmental, Inc.
1305 W. Horizon Ridge Drive, Suite 1922
Henderson, NV 89014

      **RE: BigWest Environmental, Inc.
             Form 8-K Item 4.01
             Filed November 12, 2009
             Form 8-K/A Item 4.01
             Filed November 24, 2009
             Form 8-K/A Item 4.01
             Filed December 8, 2009
             File No. 333-152837**

Dear Mr. Rosanna:

      We have completed our review of your filings and have no further comments at this time.

                            Sincerely,

                            Jenn Do
                            Staff Accountant